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                                                                     EXHIBIT 1.1

                              EMPLOYMENT AGREEMENT


This Employment Agreement (this "Agreement") is made and entered into as of the 20th day of June, 2001 by and between Cetalon Corporation a Nevada Corporation (the "Company"), and Neil T. Watanabe ("Executive").

         WHEREAS, the Company desires to employ Executive as Executive Vice President Chief Operating Officer and Chief Financial Officer on the terms and conditions as set forth herein and Executive desires to accept such employment with the Company;

         NOW, THEREFORE, in consideration of the foregoing premise, the terms and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to the following:

    1.   EMPLOYMENT AND DUTIES.

The Company hereby engages Executive in the capacity of Executive Vice President Chief Operating Officer and Chief Financial Officer. Executive shall perform such duties and functions as shall be specified from time to time by the Company's Chief Executive Officer. Executive hereby accepts such employment and agrees to perform such duties. During the term of the Agreement, Executive shall not be required without Executive's consent to undertake responsibilities not at least commensurate with Executive's position as the Company's Executive Vice President Chief Operating Officer and Chief Financial Officer.

    2.   COMPENSATION.

         (a) Base Salary. For all services to be rendered by Executive hereunder, Executive shall be paid a base salary at the rate of two hundred and fifty thousand dollars ($250,000.00) per year. Executive base compensation shall be reviewed at least annually and may be increased at the discretion of the Chief Executive Officer or the Cetalon Compensation Committee, but during the term of this Agreement may not be decreased below the then-effective base salary. Executive's salary shall be paid on such basis, as is the normal payment pattern for executive officers of the Company. The base salary payable under Section 2(a) shall be in addition to and exclusive of any payments to Executive from time to time under formal or informal bonus, incentive compensation or similar plans now in effect or which hereafter may be adopted.


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         (b)      Performance Bonus. With respect to each full fiscal year
                  ("Bonus Year") of the Company beginning with fiscal year-ended May 31, 2002, the Executive is entitled to participate in a performance plan approved by the Cetalon Compensation Committee. The target bonus percentage will be established at a minimum of 50% of the then current base salary, which at the option of the Company can be paid in either cash or unrestricted stock of the Company. The calculation and payment to Executive of a performance bonus contemplated by this section 2(b), if any, shall be determined and paid by August 1st of each year immediately succeeding such Bonus Year, and in any event, following the preparation of the Company's annual audited financial statements for such Bonus Year. The first bonus eligibility payment will be August 1, 2002 for the fiscal year-ended May 31, 2002.

    3.   PAYMENT IN EVENT OF TERMINATION.

         In the event of the termination of Executive's employment hereunder pursuant to Section 8(d), the Company shall continue to make payments to Executive for a period of 365 days beginning at the end of the required notice period as defined in Section 8(d) at the rate then being paid to Executive as specified in 2(a) and shall pay Executive a cash lump sum payment representing vesting and acceleration of Executive's current annual target performance bonus, irrespective of eligibility or achievement requirements as outlined in 2(b). The payment will be calculated on a prorated basis for the number of months that Executive worked in the bonus eligible year. The Company shall provide Executive, his/her spouse and covered dependents with medical and dental insurance benefits at the same level and coverage terms, which existed prior to termination for three hundred sixty-five days
         (365) days from the date of such termination. The Company will be responsible to make all payments for medical care coverage including any supplementary coverage plan for medical claims, which the executive participated prior to termination on behalf of the Executive. Executive shall not be required or obligated to obtain other employment to mitigate the payments due hereunder; however, the Company's obligation to purchase medical and dental insurance benefits shall expire once the Executive has obtained new medical coverage which is equal to or better than the existing coverage for himself, Executive's spouse and Executive's covered dependents without material conditions or limitations (such as an applicable pre-existing condition exclusion). Executive may, at Executive's sole option, terminate this Agreement and receive the payments provided for in Section 3 following the occurrence of any of the following events (a "Company Breach"): (a) Executive's authority to function as Executive Vice President Chief Operating Officer and Chief Financial Officer (or such higher position to which the Executive may have been promoted during his/her term of this Agreement) shall be removed or limited in any material respect, unless such removal or limitation was a result of one or more events that would permit the termination of Executive's employment For Cause (as defined in Section 8(c), or (b) a relocation of Executive or the Company's offices to a


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         location more than twenty five (25) miles from the location at which the Executive previously performed his duties, or (c) the Company shall have breached in any material respect any of its covenants and agreements in this Agreement. Notwithstanding the foregoing, Executive shall not be entitled to terminate this Agreement unless Executive provides written notice to the Company specifying in reasonable detail the nature of the Company Breach, and the Company shall have failed to cure such Company Breach within 21 days thereafter.

    4.   OPTIONS

         Executive shall be entitled to participate in any performance stock option plan approved annually for other executive officers of the Company by the Compensation Committee of the Board of Directors. To the maximum extent permitted by the Internal Revenue Code of 1986, as amended the (the "IRC"), including the rules and regulations there under, all such options shall be incentive stock options, and the remainder of such options shall be non-qualified stock options. In the event of termination as defined in Section 8(d), the Executive's options will continue to vest for a period of 365 days during the severance period and Executive will have twelve (12) months after the end of this period to exercise any vested options. In addition, reload options will also continue to vest and become exercisable pursuant to the conditions outlined in the Cetalon Corp. stock option plan.

    5.   BENEFITS.

         (a) Executive shall be entitled to become immediately eligible and participate in such fringe benefit and perquisites as are generally made available to executive officers of the Company, and such other fringe benefits as may be approved by the Board for Executive Officers of the Company during the term hereof, including, without limitation, medical, dental, and disability insurance, group term life insurance at least equal in face amount to two times the base salary payable pursuant to
                  Section 2(a) at no cost to the Executive. The Executive will also be provided with additional coverage up to $10,000 per calendar year for medical and dental costs, which are not covered under the base plan for Executive, spouse and immediate family members. The executive will also be entitled to receive annual paid vacation of four weeks per year becoming effective as of the date of this agreement.

         (b) During the term of Executive employment, the Company shall furnish Executive with a car lease payment allowance of $900 per month and will provide additional reimbursement for all costs associated with repair, maintenance, insurance and fuel in maintaining of a leased vehicle.


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         (c)      Nothing contained herein is intended or shall be deemed to be granted to Executive in lieu of any rights or privileges to which Executive may currently be or become entitled as an employee of the Company under any medical, dental, disability, life insurance, retirement, stock option, stock bonus or purchase, incentive compensation or other plan or arrangement of the company which may now be in effect or which may hereafter be adopted, it being understood that Executive shall have the same rights and privileges to participate in such plans as any other similarly situated Executive officer of the Company.

    6.   REIMBURSEMENT OF EXPENSES.

         The Company shall reimburse Executive for all reasonable business expenses incurred by Executive in connection with the performance of Executive duties hereunder and consistent with Company policy and practice, provided that Executive furnishes to the Company receipts and other documentation reasonably acceptable to the Company evidencing such expenditures.

    7.   PERFORMANCE OF DUTIES.

         (a) In consideration of the payments to be made hereunder, Executive agrees to devote Executive's entire business time and attention to the performance of Executive's duties hereunder, to serve the Company diligently and to the best of Executives abilities, and not to compete with the Company or any of its Affiliates (as defined below) in any manner whatsoever. Without limiting the generalities of the foregoing, Executive shall not, during the term of Executive's employment by the Company, directly or indirectly (whether for compensation or otherwise), alone or as an agent, principal, partner, officer, employee, trustee, director or in any other capacity own, manage, operate, join, control or participate in the ownership, management, operation or control of or furnish any capital to or be connected in any manner with or provide any services as a consultant for any of the business which competes directly or indirectly with any of the businesses of the Company or any of its Affiliates (as defined below) as they may be conducted from time to time (including any vitamin, supplement or herbal retail store business provided however, that nothing contained in this Agreement shall be deemed to preclude the Executive from owning not more than one percent of the publicly-traded capital stock of entity which is in competition with any of such businesses.

         (b) Executive may conduct civic, educational and charitable activities and may also serve on Boards of Directors of other companies, if consistent with this Section 7 and if Executive's service on the board of directors of other companies is approved by the Board.

    8.   TERM AND TERMINATION.


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         (a)      The term of Executive's employment with the Company hereunder shall commence on the date hereof and continue until Executive resigns or is terminated under this Section 8 or under Section 9 of this agreement.

         (b) In the event of Executive's death, this Agreement shall terminate. In the event of the Executive's total disability for any consecutive twelve-month period during the term of this Agreement, the Company may at its sole option thereafter (unless Executive shall have resumed Executive's duties in full prior to such termination) terminate this Agreement. In either event the sole right hereunder of Executive, Executive's widow or Executive's legal representative. As the case may be, shall be to (i) receive the base salary due Executive for three hundred and sixty five (365) days following the month in which Executive's death or disability;
                  (ii) have any and all previously granted stock bonuses, stock options or other rights accelerate and fully vest in Executive or in Executive's estate with exercisability allowed up to three hundred and sixty five (365) days from date of termination of the agreement and (iii) have the Company continue to maintain in effect at its sole expense, medical and dental insurance as described in Section 3 for three hundred and sixty five (365) days following the date of any such termination.

         (c) The Company, upon 60 days prior written notice to Executive, may terminate this Agreement For Cause (as defined herein). For the purpose of this Agreement, the term "For Cause" shall mean only (i) Executive's conviction by, or entry of a plea of guilty in, a court of competent jurisdiction for any crime involving any felony punishable by imprisonment in the jurisdiction involved; or (ii) Executives commission of any act of fraud or dishonesty in connection with, or related to, his duties; or (iii) gross negligence defined as causing the company material and significant damage or loss in an intentional and reckless manner. Upon termination of Executive for Cause, this Agreement shall immediately terminate, and Executive shall not be entitled to any further rights or payments hereunder (other than payments under Section 2(a) for services rendered prior to the date of such termination). Without limiting the generalities of the foregoing, Executive shall have no rights on or after the date of such termination to any of the benefits set forth in Section 5 hereof (Other than payment for accrued vacation), any payment of base salary pursuant to Section 2(a), any payment of performance bonus pursuant to Section 2(b) for the Bonus Year in which such termination occurs or any other benefit or payment of any kind whatsoever.

         (d) The Company shall be entitled to terminate Executive's employment without cause at any time by providing 6 months prior written notice to the Executive and following the end of the notice period, begin making payments to Executive and adhere in providing Executive with


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                  termination entitlements as outlined and specified in Section
                  3, 4, and 9(iv).

         (e) The Executive is entitled to terminate his employment with the Company under "Constructive Dismissal" and the Company is required to make payments and adhere in providing Executive with payments and entitlements outlined and specified in Sections 3, 4, and 9(iv). Constructive Dismissal is defined as:

                  1. The assignment to the Executive of duties materially inconsistent with the positions, duties, responsibilities, title and status of the Executive with the Company the date of this Agreement, in effect immediately prior to the date of this Agreement, or any removal of the Executive from, or any failure to re-elect the Executive to any of such positions, duties, responsibilities and status of the Executive except changes which are in the nature of a promotion;

                  2. The alteration of the Executives hours of work or days of work;

                  3. A reduction by the Company in the annual salary or benefits of the Executive in effect on the date of this Agreement, or as the same may be increased from time to time;

                  4. A failure of the Company to continue any bonus plan adopted by the Board after the date hereof in which the Executive is entitled to participate, as the same may be modified from time to time with the consent of the Executive;

                  5. The company requiring the Executive to provide the Executive's services to the Company anywhere other than within 25 miles of the present office location of the Executive, except for requiring travel on Company business, to the extent substantially consistent with present business travel arrangements employed by the Company with respect to the Executive at the date of this Agreement.

    9.   CHANGE IN CONTROL.

If a Change of Control (as defined below) of the Company occurs during the term of this Agreement, the provisions of this Section 9 shall become operative. For purposes of this Agreement, a Change in Control of the Company shall be deemed to have occurred if (i) any "person" (as defined in Section 13(d) of the Security Exchange Act of 1934, as amended (the Exchange Act") becomes the "beneficial owner" (as defined in Rule 13d-d under the Exchange Act) directly or indirectly of securities of the Company representing


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more 35% of the combined voting power of the Company's then outstanding securities, as a result of purchases which are not expressly approved by the Board. For purposes of this Section 9, the Board expressly approving the 35% or more voting power ownership must consist of individual who for the previous consecutive twenty-four (24) month period, constituted at least a majority of the Board; (ii) a dissolution or liquidation of the Company; (iii) a sale of substantially all of the assets of the Company; (iv) a merger or consolidation in which the Company is not the surviving Corporation and in which beneficial ownership of securities of the Companies representing at least fifty (50%) of the combined voting power entitled to vote in the election of directors has changed; (v) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, and in which the beneficial ownership of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in election of directors has changed;
(vi) an acquisition by any person entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or subsidiary of the Company or other entity controlled by the Company).

For a period of 18 months after a Change in Control of the Company, Executive shall have the right to terminate Executive's employment with the Company pursuant to this Section 9, and the Company shall pay Executive the following amounts no later than the 15th business day after the date of termination of Executive's employment:

         (i) A lump sum severance payment equal to 2.75 multiplied by the sum of (A) Executive's base annual salary at the highest rate in effect during the fiscal year of the Company immediately preceding the date Executive's employment terminates, and (B) the greater of the amount of any incentive, bonus or other cash compensation that was paid to Executive during either (x) the 12 months immediately preceding the date Executive's employment terminates and (y) the 12 months immediately preceding the Change in Control, and

         (ii) All outstanding stock options including restricted stock grants for the Executive will vest upon a Change in Control with the Executive having three hundred and sixty five days
                  (365) to exercise such options or at the option of the Executive to receive a cash payment equal to the amount by which the greater of (A) the closing price of the Company's Stock on the day before the date of the Executive's employment terminates or (B) the highest price per share actually paid in connection with the Change of Control of the Company, exceeds the per share exercise price of all vested and accelerated vested and exercisable stock options held by Executive on the day before the Executive's employment terminates, multiplied by the number of shares covered by each option. In exchange for such payment, Executive will surrender all such options to the Company without exercising them. Upon exercise of options, any reload options will

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                  continue to be operative and will also vest immediately and
                  Executive will have three hundred and sixty five days to exercise such options under the same conditions as listed in
                  (A) and (B) above.

         (iii) The Executive will be entitled (but not obligated) to continue health care coverage and life insurance coverage at the same levels prior to termination with the Company for a period of 2 years at the Company's expense. If the Executive and Executive's spouse and dependents cannot remain eligible to receive benefits under the relevant Company sponsored plan, then the Company will provide individual coverage at the above levels for the remaining period. The Company's obligation to provide benefits shall end at the time that the Executive obtains coverage at the same level or greater from any other source (such as a new employer's benefit plan).

         (iv) The Executive will be entitled to select a career placement firm or obtain office space and administrative support of his choosing to assist in his transition to a new employer. The Executive may select and negotiate the terms of services and payment schedule in which the Company will pay up to $30,000 directly to the career placement firm or office landlord of his choice and the Company will not consider this as reportable compensation or income to the Executive.

         (v) The executive will also be allowed to have voicemail and email continued for a period of six months after the date of termination.

    10.  TAX GROSS UP.

In the event that the Executive is subject to the "golden parachute" excise tax based on the acceleration of income and additional payments as a result of Change in Control, the Company will provide a gross up payment to offset the impact of the tax. The gross-up will be made on the amount of payment assessed (the "adjustment") and a separate gross-up on the amount of the payment for "the adjustment." The calculations will be made by the independent accounting firm, which is then serving at the Company's financial auditors at the Company's expense.

    11.  CONFIDENTIALITY.

         (a) The Company and Executive recognize that during the course of Executive's employment with the Company he will accumulate certain proprietary and confidential information and trade secrets for use in the Company's business and will have divulged to him certain crucial and confidential information and proprietary information and trade secrets about the business, operations and prospects of the Company, which


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                  constitutes valuable business assets providing the Company the opportunity to obtain an advantage over competitors who do not know or use such information or have access to it without the investment of considerable resources. Executive hereby acknowledges and agrees that such information (the
                  "Proprietary Information") is confidential and proprietary and a trade secret and that such information shall include, without limitation:

                           i. The Company's customer and prospective customer list (including rolodex/address book information);

                           ii. The Company's vendor and prospective vendor lists;

                           iii. Confidential correspondence, notes, files, memoranda, notebooks, drawing, schematic, specifications, plans, forecasts, programs, price lists, inventory control lists, materials, data, devices, records, research and development information, computer-recorded information of any kind, and videotapes.

                           iv. Confidential information regarding the company's operations, finances, methods, strategies, plans, forecasts, and results;

                           v. The Companies confidential arrangements with suppliers and distributors;

                           vi. The Company's confidential plans and strategies for research, development, expansion, store design, staffing and management systems, new product, purchasing, budgets, priorities, marketing and sales.

                           vii. The Company's confidential financial statements and data regarding sales, profits, productivity, purchasing arrangements, price and cots;

                           viii. Confidential information regarding the Company's computer system and programs;

                           ix. Third party confidential information which the company has a duty to maintain in confidence;

                           x. Confidential personnel information such as identities, capabilities, activities, compensation, performance, and rating of employees;

                           xi. Confidential information regarding employee hiring, incentive, evaluation and discipline practices and programs;

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                           xii.     Confidential marketing and promotional
                                    plans, methods, budgets, and targets; and

                           xiii.    Confidential cost control methods and
                                    practices;

         (b) Executive understands that this list is not all-inclusive and that other information may quality as proprietary information. In the event the Executive is not sure whether certain information is proprietary information, Executive shall treat it as confidential unless the Company informs him to the contrary.

         (c) Executive agrees that he shall not, at any time subsequent to the execution of this Agreement, whether during or after the term hereof, disclose, divulge or make known, directly or indirectly, to any person or otherwise use or exploit, any Proprietary Information obtained by Executive at any time prior or subsequent to the execution of this Agreement, except to the extent required by his performance of his duties her under for the company. Executive shall not conceal from or fail to disclose to the Company, or divert or exploit for his own personal profit or that of others, any business opportunities or other opportunities to acquire an interest in or a contractual relationship with any person or entity where such person or entity is in the Company's line of business or where such contractual relationship involves the acquisition of real estate and which would be considered a feasible and advantageous opportunity or acquisition for the Company.

    12.  NON-SOLICITATION OF EMPLOYEES.

         (a) Executive hereby agrees that for the one year (1) period following the date of termination of this Agreement, he will not (i) authorize his name to be used by any person, partnership, corporation or other business entity or (ii) engage in or carry on, directly or indirectly, whether as an advisor, principal, agent, partner, officer, director, employee, stockholder, associate or consultant of any person, partnership, corporation or other business entity which in which their revenues are primarily in the Vitamin and supplement business.

         (b) Executive further agrees that during the period from the date of this Agreement until one years after termination of this Agreement he shall not contact or recruit any employees of the Company or any of its Affiliates without advising the Company of such contact and he shall not participate in any endeavor or activity which would disrupt the Company's or any of its Affiliates good business relationships with its employees.

         (c) During the term of Executive's employment by the Company and continue for a period of one (1) year after the termination of Executive's


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                  employment for any reason (whether by resignation, dismissal, retirement or otherwise), Executive shall not compete with the Company anywhere within the Company's sales territory as it exists during the one (1) year period after Executive's departure provided that during Executive's employment with the Company, the Company distributes to announces such a plan; or Executive or Executive's subsequent employer otherwise acquires knowledge of such a plan. In view of the Company's business style and character, its marketing methods, and its strategy, Executive agrees that it is responsible to reconsider that the Company's sales territory extends throughout each stat in which it is doing business and Executive shall not Compete within such area.

         (d) Executive understands that while this Agreement allows Executive to compete with the Company following the expiration of the one (1) year period, it does not give the Executive license to engage in acts, which would constitute unfair competition in violation of the applicable law.

    13.  INDEMNIFICATION.

         (a) Except as may be prohibited by applicable law, the Company shall indemnify and hold harmless the Executive who served as a director, officer, employee or consultant from and against any and all losses, claims demands, costs, damages, liabilities, expenses of any nature (including reasonable attorney's fees and expenses), judgments, fines, settlements and other amounts (collectively, the "Liabilities") arising from, or related or incidental to, any and all claims, demands, actions, suits or proceedings, civil, criminal, threatened to be involved, as a party or otherwise, and arising out of or related to this agreement, without limitation, Liabilities under California law if such Indemnified Executive interests of the Company, and, with respect to any criminal proceeding, did not in good faith believe its conduct was unlawful; provided, however, that such Indemnified Executive repay all amounts previously advanced by the Company pursuant hereto, that were caused by such Indemnified Party's actual fraud, gross negligence or wanton or willful misconduct, unless the court in which such proceeding was brought shall determine the indemnification shall be provided only to the extent permitted by such court. Notwithstanding the foregoing, to the extent that an Indemnified Executive has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this paragraph, or in connection with any appeal therein, or in defense of any claim, issue or matter therein, the Company shall indemnify such Indemnified Executive against the expenses, including, without limitation, reasonable attorneys' and accountants' fees and expenses, incurred by such Indemnified Executive in connection therewith. The termination of any pending or threatened action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself,


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                  create a presumption or otherwise constitute evidence that the
                  Indemnified Executive did not satisfy standards for indemnification set fort in this paragraph.

         (b) Liabilities incurred by any Indemnified Executive in defending any pending or threatened claim, demand, action, suit or proceeding shall, from time to time, be paid by the Company in advance of the final disposition or settlement of such claim, demand, action, suit or proceeding upon receipt of an undertaking by or on behalf of the Executive to repay such amounts (or a proportionate share of such amounts determined in accordance with clause (c) of this paragraph if applicable) if it is ultimately determined that the Executive is not to be indemnified by the Company as provided in this agreement.

         (c) If for any reason (other than gross negligence or the wanton or willful misconduct or bad faith of the Executive), the foregoing indemnification is unavailable to such Indemnified Executive, then the Company shall contribute to the amount paid or payable by such Executive as a result of such Liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company, on the one hand, and such Executive on the other hand, but also the relative fault of the Company and such Executive as well as any relevant equitable considerations.

         (d) The indemnification (or contribution) and advancement of amount provided by this agreement shall not be deemed exclusive of, but shall be in addition to, any other rights to which those persons seeking indemnification (or contribution) or advancement of amounts may otherwise be entitled and shall continue as to Executive notwithstanding the dissolution or other cessation to exist of such Executive or the withdrawal, adjudication of bankruptcy or insolvency of such Executive, such Executive no longer serving in the capacity entitling it to indemnification under the provisions of this agreement, or the termination of the Company.

The advancement, indemnity and contribution obligations of the Company under this agreement shall be in addition to any obligation which the Company may otherwise have, shall be binding upon and inure to the benefit of any successors, assigns heirs and personal representative of the Company and each of the Executive and shall not be deemed to create any rights for the benefit of any other party. The provisions of this paragraph shall survive any termination of this Agreement.


    14.  MISCELLANEOUS.



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         (a)      Executive represents and warrants to the Company that
                  Executive is not now under any obligation of a contractual or other nature to any person, firm or corporation which is inconsistent or in conflict with this Agreement, or which would prevent, limit or impair in any way the performance by Executive of Executive's obligations hereunder.

         (b) The waiver by either party of a breach of any provision of this Agreement must be in writing and shall nor operate or be construed as a waiver of any subsequent breach thereof.

         (c) All amounts payable by the Corporation under this Agreement shall be paid without notice or demand. The Corporation hereby irrevocably guarantees such payments to the Executive and accepts full liability for insufficient or otherwise improper payment by the Corporation.

         (d) Within 21 days after the end of the month in which the effective date of termination occurs, or if the Executive should cease to perform his duties hereunder under any other circumstances, then within 21 days after the end of the month in which cessation occurs, the internal auditors of the Corporation for the time being shall report as to the amounts of remuneration payable to the Executive as aforesaid, and the amount shown to be payable (taking into account any prior payments that have been made on account thereof) shall be paid within 14 days of the making of such report. The report of the internal auditors of the Corporation as to the amount of remuneration payable to the Executive and their decision in respect of all matters necessary to enable them to make such report shall be conclusive and binding upon the parties hereto.

         (e) This Agreement constitutes the entire Agreement of Executive and the Company and supersedes all prior and contemporaneous written or oral agreements, understandings, promises, representations and negotiations between the parties with respect to the subject matter hereof.

         (f) Any and all notices referred to herein shall be sufficiently furnished if in writing, and sent by registered or certified mail, postage prepaid, or by facsimile transmission (but only if confirmation of receipt is subsequently received by the sender either orally or in writing), or by overnight courier (if such overnight courier guarantees next day delivery and such notice is sent for delivery on a day on which such courier guarantees such overnight delivery), to the respective parties at the following addresses or such other address or facsimile number as either party may from time to time designate in writing in the manner set forth in this Section 13(d):

                           THE COMPANY:

                           CETALON CORP.
                           Attn: Chief Executive Officer
                           1801 Century Park East
                           Suite 1830
                           Los Angeles, CA 90067
                           Phone #: (310) 843-3600

                           Facsimile #: (310) 277-0945


                           EXECUTIVE:

                           Neil T. Watanabe
                           30231 Cheret Place
                           Rancho Palos Verdes, CA  90275

         (g) If any portion or provision of this Agreement shall be invalid or unenforceable for any reason, there shall be deemed to be made such minor changes (and only such minor changes) in such provision or portion as are necessary to make it valid and enforceable. The invalidity or unenforceability of any provision or portion of this Agreement shall not affect validity of enforceability of any provisions or portions of this Agreement. If any such unenforceable or invalid provision or provisions shall be rendered enforceable and valid changes in applicable law, then such provisions shall be deemed to read as they presently do in this Agreement without change.

         (h) The rights and obligations of the parties hereto shall inure to and be binding upon the parties hereto and their respective heirs, successors and assigns. Notwithstanding the foregoing, this Agreement shall not be assignable without the written consent of all parties and each party hereby agree that this agreement and all provisions of this agreement shall survive any change of control of the Corporation or the Parent if applicable.

         (i) The waiver by either party of a breach of a provision of this Agreement shall not operate or be construed as a waiver of a subsequent breach thereof.

         (j) This Agreement is intended to and shall be governed by, and interpreted under and construed in accordance with the laws of the State of California without reference to any conflict of laws or principles.

         (k) If any litigation, arbitration or any other proceedings is instituted in connection with or related to this Agreement, Executive and the Company agree that any and all disputes or controversies of any nature whatsoever, regarding the interpretation, performance, enforcement or breach of this Agreement shall be resolved by confidential, final binding arbitration (rather than trial by jury or court or resolution in some other forum) under the then-existing rules of Judicial Arbitration and Meditation Services ("JAMS").

         (l) The Company and Executive expressly agree that the provisions of Sections 11, 12, 13, 14 and any action providing for the payment of severance benefits shall survive the termination of this Agreement.


This Agreement shall constitute the whole and entire agreement of the parties hereto with respect to the matters set forth herein and shall not be modified or amended in any respect.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


         THE COMPANY:        CETALON CORP.


                             By:__________________________
                                     Anthony J.A. Bryan
                      Chairman of the Board of Cetalon Corporation




         EXECUTIVE:          By:__________________________
                                      Neil T. Watanabe